

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

<u>Via Fax & U.S. Mail</u>

Mr. G. Penn Holsenbeck
Vice President & Corporate Secretary
Philip Morris International Inc.
120 Park Avenue
New York, New York 10017

      Re: **Philip Morris International Inc.**
             Form 10-K for the year ended December 31, 2009
             File No. 001-33708

Dear Mr. Holsenbeck:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Amanda Ravitz
                Branch Chief - Legal